Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Dear colleagues,

As you will probably have seen, Barclays have today launched their official offer for us, the details of which can be found on the Barclays website. The Barclays offer period opened this morning and will close on 4 October 2007.

There have also been some developments in the offer from the consortium of the Royal Bank of Scotland (RBS), Fortis and Santander. Both Banco Santander and Fortis have now held Extraordinary General Meetings (EGMs) to vote on their acquisition plans for us, and in both cases their shareholders have approved the financing required to fund their plans. RBS is still to hold its EGM, and it is planned for this week on Friday 10 August.

On Sunday, we issued a joint statement with the consortium about recent media misrepresentations. I was misquoted in a Dutch newspaper as having given advice to Fortis shareholders on how to vote at their EGM, which I did not. The consortium has accepted my assurances and we've agreed to continue a constructive dialogue to resolve any outstanding questions and maintain a level playing field for all the parties involved.

Now that the parties have formally launched their bids, we are in a new phase of the process. It is in the interest of our shareholders to receive additional information and be able to ask questions about the bids. Accordingly we've announced yesterday that our informative EGM will take place on 20 September.

The role of our EGM in the overall process is to allow shareholders to gather information which will assist them in making their own decision about the offers. There will be no vote as such on the offers, but shareholders will make their preference known by tendering their shares to one or the other offeror. When the offers close in the first week of October, the preference of the shareholders will become evident once the number of shares submitted to each party has been counted. More information on the EGM will be published on the Group Intranet site closer to the date.

I've been trying to provide regular updates over the last few months as and when information has become available, resulting in almost weekly communications from me. I think the next few weeks will be a bit less active with regards to strategic developments. Following the RBS EGM this week, the next significant step in the process will be in September, when both our own and the Barclays' EGMs take place. Of course, things change rapidly in the situation we find ourselves in, and the path we are following is not always predictable. Therefore, should any material developments arise, I'll let everyone know.

Kind regards,

Rijkman Groenink
Chairman of the Managing Board

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information
The offer launched by the consortium of Fortis, RBS and Santander is under consideration by the ABN AMRO boards. ABN AMRO will, in the near future but at the latest by August 6, 2007, file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and advise the ABN AMRO shareholders (i) whether it recommends acceptance or rejection of such offer, expresses no opinion and remains neutral toward such offer, or is unable to take a position with respect to such offer and (ii) the reason(s) for its position with respect to such offer. The ABN AMRO boards request the ABN AMRO shareholders to defer making a determination on whether to accept or reject such offer until they have been advised of ABN AMRO's position with respect to the offer.

Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 which contains a prospectus. Barclays expects to file with the US Securities and Exchange Commission amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.